Exhibit 99.5

HUNTON & WILLIAMS LLP 1111 BRICKELL AVENUE SUITE 2500 MIAMI, FLORIDA 33131 TEL 305 • 810 • 2500 FAX 305 • 810 • 2460

May , 2016

To Each of the Persons Listed on Schedule A Attached Hereto

Re:          Duke Energy Florida Project Finance, LLC  Federal Constitutional Issues

Ladies and Gentlemen:

We have served as special counsel to Duke Energy Florida, LLC, a Florida limited liability company (“DEF”), and Duke Energy Florida Project Finance, LLC, a Delaware limited liability company (the “Issuer”) in connection with the Registration Statement on Form SF-1 (File Nos. 333-209196) filed on January 29, 2016, as amended by Amendment No. 1 filed on February 9, 2016, Amendment No. 2 filed on March 31, 2016, Amendment No. 3 filed on April [   ], 2016, and [   ] by the Issuer with the Securities and Exchange Commission pursuant to the Securities Act of 1933, including the prospectus dated       , 2016, relating to the registration thereunder of the Issuer’s Series A Senior Secured Bonds (the “Bonds”).  The Bonds will be issued in an aggregate principal amount of [$           ] pursuant to the provisions of the Indenture, dated as of           , 2016, between the Issuer and The Bank of New York Mellon, as Indenture Trustee (“Trustee”), together with a series supplement dated as of           , 2016, between the Issuer and the Trustee establishing the form and terms of such Bonds (collectively, the “Indenture”).  Under the Indenture, the Trustee holds, inter alia, certain rights as described below (“Rights”) as collateral security for the payment of the Bonds.

As described in the Indenture, the Rights consist of “Nuclear Asset-Recovery Property” as defined in Fla. Stat. § 366.95(1)(l), which was created pursuant to Order No. PSC-15-0537-FOF-EI in Docket No. 150171-EI issued by the Florida Public Service Commission (“Commission”) on November 19, 2015 (“Financing Order”); and such Nuclear Asset-Recovery Property was assigned to the Issuer pursuant to the provisions of the Nuclear Asset-Recovery Property Purchase and Sale Agreement, dated as of           , 2016 (“Sale Agreement”), between DEF and the Issuer, in consideration for the payment by the Issuer to DEF of the proceeds of the sale of the Bonds, net of certain issuance costs.  The Rights include the right to impose and receive certain “nonbypassable” charges (“Charges”) and are “Nuclear Asset-Recovery Charges” as defined in Fla. Stat. § 366.95(1)(j).  The Financing Order provides that the Charges may be periodically trued-up in order to ensure the expected recovery of amounts sufficient to (1) pay principal on the Bonds pursuant to the sinking fund schedule to be followed in accordance with the provisions of the Bonds and the Indenture, (2) pay interest thereon and related fees and expenses, and (3) fund and maintain the required reserves for the payment of the Bonds.

The Financing Order was issued in response to an application for its issuance that was filed by DEF with the Commission pursuant to Fla. Stat. § 366.95(2).  DEF filed its Issuance Advice Letter with respect to the Bonds with the Commission on          , 2016, as required by the Financing Order, and the Commission has not issued an order to stop the issuance of the Bonds.

Fla. Stat. § 366.95(11) (the “State Pledge”) provides:

(11)         STATE PLEDGE.—

(a)                                 For purposes of this subsection, the term “bondholder” means a person who holds a nuclear asset-recovery bond.

(b)                                 The state pledges to and agrees with bondholders, the owners of the nuclear asset-recovery property, and other financing parties that the state will not:

1.                                      Alter the provisions of this section which make the nuclear asset-recovery charges imposed by a financing order irrevocable, binding, and nonbypassable charges;

2.                                      Take or permit any action that impairs or would impair the value of nuclear asset-recovery property or revises the nuclear asset-recovery costs for which recovery is authorized; or

3.                                      Except as authorized under this section, reduce, alter, or impair nuclear asset-recovery charges that are to be imposed, collected, and remitted for the benefit of the bondholders and other financing parties until any and all principal, interest, premium, financing costs and other fees, expenses, or charges incurred, and any contracts to be performed, in connection with the related nuclear asset-recovery bonds have been paid and performed in full.

This paragraph does not preclude limitation or alteration if full compensation is made by law for the full protection of the nuclear asset-recovery charges collected pursuant to a financing order and of the holders of nuclear asset-recovery bonds and any assignee or financing party entering into a contract with the electric utility.

(c)                                  Any person or entity that issues nuclear asset-recovery bonds may include the pledge specified in paragraph (b) in the nuclear asset-recovery bonds and related documentation.

Fla. Stat. § 366.95(11).  As authorized by the foregoing statutory provision and the Financing Order, the language of the State Pledge has been included in the Bonds and the Indenture, pursuant to Fla. Stat. § 366.95(11)(c).

We have made no independent investigation of the facts referred to herein and have relied, for the purpose of rendering this opinion, exclusively on the statements contained and matters provided for in the Financing Order and related transaction documents, except as otherwise stated herein.

We have been requested to provide you with our reasoned opinion as to:

(1)                                 Whether the State Pledge creates a contractual relationship between the State of Florida and the holders of the Bonds (the “Bondholders”) for the purpose of the Contract Clause, U.S. Const. art. I, § 10;

(2)                                 Whether the Bondholders (or the Trustee on their behalf) would have a valid claim, under the Contract Clause, U.S. Const. art. I, § 10, in the event that the Florida Legislature (“Legislature”) passes any law (or the Commission exercising legislative powers takes any action) prior to the time that the Bonds and related financing costs are fully paid and discharged (collectively, “Legislative Action”) that in either case limits, alters, impairs, or reduces the value of the Nuclear Asset-Recovery Property or the Nuclear Asset-Recovery Charges (collectively, “Impairment”);

(3)                                 Whether preliminary and permanent injunctive relief would be available under federal law to delay or prevent implementation of Legislative Action hereafter taken that limits, alters, impairs, or reduces the value of the Nuclear Asset-Recovery Property or the Nuclear Asset-Recovery Charges so as to cause an Impairment pending final adjudication of a claim challenging such Legislative Action under the Contract Clause; and

(4)                                 Whether, under the Takings Clause, U.S. Const. amend. V, the State of Florida could not repeal or amend Fla. Stat. § 366.95 or take any other action in contravention of the State Pledge without paying just compensation to the Bondholders if doing so (a) completely deprived the Bondholders of all economically beneficial use of the Nuclear Asset-Recovery Property or (b) unduly interfered with the reasonable expectations of the Bondholders arising from their investment in the Bonds.

Based upon our review of the relevant judicial authority, as set forth in this letter, but subject to the qualifications, limitations, and assumptions (including the assumption that any Impairment would be “substantial”) set forth in this letter, it is our opinion that:

(1)                                 the State Pledge constitutes a contractual relationship between the Bondholders and the State of Florida;

(2)                                 absent a demonstration by the State of Florida that an Impairment is necessary to further a significant and legitimate public purpose, the Bondholders (or the Trustee acting on their behalf) would likely have a valid claim, under the Contract Clause, against the constitutionality of any Legislative Action determined to limit, alter, impair, or reduce the value of the Nuclear Asset-Recovery Property or the Nuclear Asset-Recovery Charges so as to cause an Impairment prior to the time that the Bonds are fully paid and discharged;

(3)                                 preliminary injunctive relief should be available under federal law to delay implementation of Legislative Action hereafter taken and determined to limit, alter, impair, or reduce the value of the Nuclear Asset-Recovery Property or the Nuclear Asset-Recovery Charges so as to cause an Impairment in violation of the Contract Clause, and, upon final adjudication of a claim challenging such Legislative Action, permanent injunctive relief should be available under federal law to prevent implementation of such Legislative Action; and

(4)                                 the Takings Clause would likely require the State to pay just compensation to the Bondholders if a court determines that a repeal or amendment of Fla. Stat. § 366.95, or any other action taken by the State of Florida in contravention of the State Pledge, (a) completely deprived Bondholders of all economically beneficial use of the Nuclear Asset-Recovery Property or (b) unduly interfered with the reasonable expectations of the Bondholders arising from their investment in the Bonds.

We note that judicial resolution of issues relating to the Contract Clause and the Takings Clause has typically proceeded on a case-by-case basis, with courts emphasizing each case’s particular facts and circumstances.  Importantly, we are not aware of any reported controlling judicial precedents directly on point.  Our analysis is a reasoned application of judicial decisions involving similar or analogous circumstances.(1)

DISCUSSION

A CONTRACTUAL RELATIONSHIP

A preliminary issue to determine whether the Contract Clause will provide any protection to the Bondholders is whether the Bondholders and the State have entered into a “contractual relationship.”  Courts have recognized the general presumption that, “absent some clear indication that the legislature intends to bind itself contractually, . . . ‘a law is not intended to create private contractual or vested rights but merely declares a policy to be pursued until the legislature shall ordain otherwise.’”  Nat’l R.R. Passenger Corp. v. Atchison, Topeka & Santa Fe Ry. Co., 470 U.S. 451, 465-66 (1985) (quoting Dodge v. Bd. of Educ., 302 U.S. 74, 78 (1937)).  This presumption is based on the fact that the legislature’s principal function is not to make contracts, but to make laws that establish the policy of the state.  Id. at 466; Taylor v. City of Gadsden, 767 F.3d 1124, 1133 (11th Cir. 2014).  Thus, a litigant asserting the creation

(1)           DEF and another utility company are currently defending a putative class action lawsuit, which alleges that the Commission has unlawfully turned “ratepayers into involuntary investors in nuclear projects.”  Compl. at ¶ 2, Newton v. Duke Energy Fla., LLC, No. 0:16-cv-60341 (S.D. Fla. Feb. 22, 2016), ECF No. 1.  The named plaintiffs have brought four causes of action: (1) violation of the dormant Commerce Clause; (2) preemption under the Atomic Energy Act of 1954; (3) preemption under the Energy Policy Act of 2005; and (4) unjust enrichment.  The only provisions that the plaintiffs have challenged are Fla. Stat. §§ 366.93 and 403.519(5).  Id. at ¶ 2 n.1.  The named plaintiffs have not challenged the State Pledge in Fla. Stat. § 366.95(11), and the pendency of that lawsuit does not affect any of the opinions expressed herein.

of a contract with the state bears the burden to overcome this presumption.  Dodge, 302 U.S. at 79.

A litigant overcomes this presumption where the language of the statute indicates an “intention to have the [government] enter into a private contractual arrangement.”  Nat’l R.R., 470 U.S. at 467; accord Taylor, 767 F.3d at 1133-34.  In determining whether a contract has been created by statute, “it is of first importance to examine the language of the statute.”  Dodge, 302 U.S. at 78.  A contract is created “when the language and circumstances evince a legislative intent to create private rights of a contractual nature enforceable against the State.”  U.S. Trust Co. of N.Y. v. New Jersey, 431 U.S. 1, 17 n.14 (1977); accord Maine Ass’n of Retirees v. Bd. of Trs. of Me. Pub. Emps. Ret. Sys., 758 F.3d 23, 29 (1st Cir. 2014); Taylor v. City of Gadsden, 958 F. Supp. 2d 1287, 1321 (N.D. Ala. 2013), aff’d, 767 F.3d 1124 (11th Cir. 2014).

In U.S. Trust, the Supreme Court affirmed the trial court’s finding that a statutory covenant of two states for the benefit of the holders of certain bonds gave rise to a contractual obligation between such states and the bondholders.  431 U.S. at 18.  The covenant at issue limited the ability of the Port Authority of New York and New Jersey to subsidize rail passenger transportation from revenues and reserves pledged as security for such bonds.  In finding the existence of a contract between such states and bondholders, the Court stated “[t]he intent to make a contract is clear from the statutory language: ‘The 2 States covenant and agree with each other and with the holders of any affected bonds’.”  Id. at 17.

Similarly, in Indiana ex rel. Anderson v. Brand, the Supreme Court determined that the Indiana Teachers’ Tenure Act created a contract between the state and specified teachers because the statutory language demonstrated a clear legislative intent to contract.  303 U.S. 95, 105-07 (1938).  The Court based its decision, in part, on the legislature’s use of the word “contract” twenty-five times in the Act.  Id. at 105; see also Maine Ass’n, 758 F.3d at 30-31 (holding that the legislature had “plainly and expressly create[d] a contractual commitment to the retirees” via the following language: “No amendment to this Part may cause any reduction in the amount of benefits which would be due to a member based on creditable service, compensation, employee contributions and the provisions of this Part on the date immediately preceding the effective date of the amendment”).

However, the mere use of the word “contract” in a statute will not necessarily evince the requisite legislative intent.  See Nat’l R.R., 470 U.S. at 470.  After all, sometimes a legislature uses the word “inadvertently or in other than its usual legal meaning.”  Brand, 303 U.S. at 105.  In National Railroad, the Court found that use of the word “contract” in the Rail

Passenger Service Act defined only the relationship between the newly-created nongovernmental corporation (Amtrak) and the railroads, not the relationship between the United States and the railroads.  The Court determined that “[l]egislation outlining the terms on which private parties may execute contracts does not on its own constitute a statutory contract.”  Id. at 467.

Like the language of the covenant considered in U.S. Trust, the language of the State Pledge plainly manifests the Legislature’s intent to bind the State of Florida.  Indeed, the biggest difference between such language and the U.S. Trust statute is the use of the verb “pledge,” rather than “covenant,” but that difference is not, in our view, material.  The definition of the Legislature’s term—“pledge”—is “[a] formal promise or undertaking,” whereas the definition of “covenant” is “[a] formal agreement or promise.”  Black’s Law Dictionary 419, 1273 (9th ed. 2009).  This slight variation between the State Pledge and the language contained in the U.S. Trust statute appears inconsequential and not to provide a basis for distinguishing the wording of the two statutes.  Moreover, Fla. Stat. § 366.95 uses the word “contract.”  See Fla. Stat. § 366.95(5)(c)(3) (“Any right that an electric utility has in the nuclear asset-recovery property before its pledge, sale, or transfer or any other right created under this section or created in the financing order and assignable under this section or assignable pursuant to a financing order is property in the form of a contract right.” (emphasis added)).  Given this language, Fla. Stat. § 366.95, like the statute at issue in U.S. Trust, evinces a contractual relationship.

Further, unlike the statute construed in National Railroad, here Fla. Stat. § 366.95 expressly includes language indicating the State of Florida’s obligation with respect to nuclear asset-recovery bond transactions:

The state pledges to and agrees with bondholders, the owners of the nuclear asset-recovery property, and other financing parties that the state will not:

1.                                      Alter the provisions of this section which make the nuclear asset-recovery charges imposed by a financing order irrevocable, binding, and nonbypassable charges;

2.                                      Take or permit any action that impairs or would impair the value of nuclear asset-recovery property or revises the nuclear asset-recovery costs for which recovery is authorized; or

3.                                      Except as authorized under this section, reduce, alter, or impair nuclear asset-recovery charges that are to be imposed, collected, and remitted for the benefit of the bondholders and other financing parties until any and all principal, interest, premium, financing costs and other fees, expenses, or charges incurred, and any contracts to be performed, in connection with the related nuclear asset-recovery bonds have been paid and performed in full.

Fla. Stat. § 366.95(11)(b).

On the other hand, it could be contended that the factual situation in the U.S. Trust case is distinguishable from the factual situation surrounding the issuance of the Bonds.  In U.S. Trust, the bonds were issued by a governmental agency, whereas here the Bonds are being issued by the Issuer, a private entity.  This distinction, however, is not likely to be deemed significant.  Here, the State of Florida authorizes an issuer of nuclear asset-recovery bonds to include the State Pledge in contracts with the holders of nuclear asset-recovery bonds (such as the Bonds).  See Fla. Stat. § 366.95(11)(c) (“Any person or entity that issues nuclear asset-recovery bonds may include the pledge specified in paragraph (b) in the nuclear asset-recovery bonds and related documentation.”).  Further, Fla. Stat. § 366.95 dictates that a utility must obtain a financing order before any “nuclear asset-recovery bonds,” such as the Bonds here, are issued, and said financing order may (and, in the case here, does) include the State Pledge.  Fla. Stat. § 366.95(2).  The authority to issue such a financing order rests with the State of Florida, acting through the Commission; therefore, the appearance of the State Pledge in the Financing Order, made in connection with an essential state-law predicate to issuance of the Bonds, is closely analogous to the commitment made by the governmental entity in U.S. Trust.  In addition, the Financing Order states that it is “irrevocable” by the Commission, further indicating that a contractual relationship exists.

In summary, the language of the State Pledge supports the conclusion that it constitutes a contractual relationship between the State of Florida and the Bondholders.

THE CONTRACT CLAUSE

The next step is to determine whether the Contract Clause will protect that relationship.  The Contract Clause provides that “[n]o State shall . . . pass any . . . Law impairing the Obligation of Contracts.”  U.S. Const. art. I , § 10.  The Contract Clause serves “to encourage trade and credit by promoting confidence in the stability of contractual obligations.”  U.S. Trust, 431

U.S. at 15.  Simply put, “the Contract Clause limits the power of the States to modify their own contracts as well as to regulate those between private parties.”  Id. at 17.

Literally read, the Contract Clause appears to prohibit any law impairing the obligation of contracts; however, the U.S. Supreme Court has qualified that, “[a]lthough the language of the Contract Clause is facially absolute, its prohibition must be accommodated to the inherent police power of the State ‘to safeguard the vital interests of its people.’”  Energy Reserves Grp., Inc. v. Kan. Power & Light Co., 459 U.S. 400, 410 (1983) (quoting Home Bldg. & Loan Ass’n v. Blaisdell, 290 U.S. 398, 434 (1934)).

The Supreme Court applies a tripartite analysis to determine whether a particular legislative action violates the Contract Clause:

(1)                                 Whether there is a contractual relationship and the legislative action operates as a “substantial impairment” of that contractual relationship;

(2)                                 Whether the legislative action is justified by a significant and legitimate public purpose; and

(3)                                 Whether the adjustment of the rights and responsibilities of the contracting parties is reasonable and appropriate given that public purpose.

Id. at 411-12.  In addition, when dealing with cases involving a contract with a state, there is a “step zero,” known as the “reserved powers doctrine.”  This initial step involves “a determination of the State’s power to create irrevocable contract rights in the first place.”  U.S. Trust, 431 U.S. at 23.  This determination asks whether the state has “surrender[ed] an essential attribute of its sovereignty,” the idea being that the legislature cannot contract away such an essential attribute.  Id.

Before delving into the analysis, it is important to consider whether the Supreme Court could, in the future, unsettle its precedents.  The Supreme Court has the authority to overturn its own precedents; however, the Contract Clause jurisprudence is unlikely to change in any fundamental way.  The principle of stare decisis—i.e., “the idea that today’s Court should stand by yesterday’s decisions”—applies with particular force to the Contract Clause jurisprudence.  See Kimble v. Marvel Entm’t, LLC, 135 S. Ct. 2401, 2409 (2015); see also id. at 2410 (“[W]e have often recognized that in just those contexts—‘cases involving property and contract rights’—considerations favoring stare decisis are ‘at their acme.’” (quoting

Payne v. Tennessee, 501 U.S. 808, 828 (1991)).  Accordingly, although the Supreme Court has on occasion overruled its prior constitutional precedents, it would not appear likely to do so here.

The following subparts address: (A) whether the contractual relationship violates the reserved powers doctrine; and (B) Florida’s burden in justifying an Impairment.(2)

A.            The Reserved Powers Doctrine

The “reserved powers” doctrine limits the state’s ability to bind itself contractually in a manner that surrenders an essential attribute of its sovereignty.  U.S. Trust, 431 U.S. at 23.  Under this doctrine, if a contract purports to surrender a state’s “reserved powers”—i.e., powers that cannot be contracted away—such contract is void.  Id.  Although the scope of the reserved powers doctrine has not been precisely defined by the courts, case law has established that a state cannot enter into contracts that forbid future exercises of its police powers or its power of eminent domain.  Id. at 24 n.21.  In contrast, the Supreme Court has held that a state’s “power to enter into effective financial contracts cannot be questioned” and that promises which are “purely financial” do not necessarily compromise a state’s reserved powers.  Id. at 24-25; see also Lipscomb v. Columbus Mun. Separate Sch. Dist., 269 F.3d 494, 505 (5th Cir. 2001) (“Purely financial obligations . . . do not surrender aspects of the State’s sovereignty, and thus are subject to the Contract Clause.”).

Under existing case law, the State Pledge does not, in our view, purport to surrender an essential attribute of Florida’s sovereignty.  Although the State Pledge limits Florida’s regulatory authority to some degree, it does not purport to contract away, or forbid future exercises of, power that courts have deemed to be protected, such as the power of eminent domain or the police power to protect the public health and safety.  Through financing orders, such as the Financing Order, the State of Florida authorizes electric utilities to issue nuclear-asset recovery bonds (such as the Bonds) and pledges not to impair the value of the nuclear-asset recovery property securing such instruments.  Fla. Stat. § 366.95(2).  In other words, the State Pledge constitutes an agreement made by the State of Florida not to impair the financial security for nuclear asset-recovery bonds in order to foster the capital markets’ acceptance of such bonds, which are expressly authorized and will be issued pursuant to Fla. Stat. § 366.95.

(2)           The determination of whether a particular Legislative Action constitutes a substantial impairment of a particular contract is a fact-intensive analysis, and nothing in this letter expresses any opinion as to how a court would resolve the “substantial impairment” issue with respect to the Financing Order, the Nuclear Asset-Recovery Property, or the Bonds, vis-à-vis a particular Legislative Action.  Accordingly, we have assumed for purposes of this letter that any Impairment resulting from a challenged Legislative Action would be substantial.

The State Pledge is clearly an inducement offered by the State of Florida to investors to purchase the Bonds.  See Fla. Stat. § 366.95(11)(b) (“The state pledges to and agrees with bondholders, the owners of the nuclear asset-recovery property, and other financing parties that the state will not: . . . reduce, alter, or impair nuclear asset recovery-charges . . . until any and all principal, interest, premium, financing costs and other fees, expenses, or charges incurred, and any contracts to be performed, in connection with the related nuclear asset-recovery bonds have been paid and performed in full.”).  As such, we believe that the State Pledge is akin to the type of “financial contract” involved in U.S. Trust.  See U.S. Trust, 431 U.S. at 25.  Accordingly, the reserved powers doctrine does not appear to apply here, which means that the State of Florida could validly (and did) enter into the contractual relationship with the Bondholders.

B.            The State’s Burden to Justify an Impairment

To survive scrutiny under the Contract Clause, “[i]f the state regulation constitutes a substantial impairment, the State, in justification, must have a significant and legitimate public purpose behind the regulation, such as the remedying of a broad and general social or economic problem.” Energy Reserves, 459 U.S. at 411-12 (citation omitted).  This test is, by design, nebulous and open to interpretation.  However, the case law has provided several examples to help illustrate the test’s contours.

In assessing the state’s burden, courts consider the foreseeability of the state later adopting legislation that alters the contractual obligation—the more regulated an industry is, the more likely an impairment can be foreseen and will be deemed reasonable.  See, e.g., id. at 411 (no impairment where substantial regulation of the industry at time of contracting indicating that the plaintiff’s reasonable expectation could not have been impaired by the subsequent legislation); Sanitation & Recycling Indus. v. City of N.Y., 107 F.3d 985, 993 (2d Cir. 1997) (“Impairment is greatest where the challenged government legislation was wholly unexpected.  When an industry is heavily regulated, regulation of contracts may be foreseeable.”).

However, this is not the only factor that courts consider in making this assessment.  For instance, Blaisdell rejects a Contract Clause challenge to a Minnesota law that, in response to economic conditions caused by the Great Depression, (1) authorized county courts to extend the period of redemption from foreclosure sales on mortgages previously made “for such additional time as the court may deem to be just and equitable,” subject to certain limitations, and (2) limited actions for deficiency judgments.  290 U.S. at 415-18.  In upholding the Minnesota law, the Court relied on the following factors: (1) an economic emergency existed which threatened the loss of homes and lands that furnished Minnesotans with necessary shelter and means of subsistence; (2) the law was not enacted for the benefit of particular individuals but for the protection of a basic interest of society; (3) the relief provided by the law was appropriate to the emergency and could only be granted upon reasonable conditions; (4) the conditions on which the period of redemption was extended by the law did not appear to be unreasonable; and (5) the law was temporary in operation and limited to the emergency on which it was based.  Id. at 444-47.  Blaisdell was a closely divided case, with the “Four Horsemen”—i.e., the four conservatives justices who opposed much of President Franklin D. Roosevelt’s New Deal(3)—signing on to an impassioned dissent that would have struck down the law.  See id. at 448-83 (Sutherland, J., dissenting).

In the same term as Blaisdell, the Supreme Court qualified its prior decision, emphasizing the importance of the last factor in Blaisdell—i.e., “the temporary and conditional relief which the legislation granted.” W.B. Worthen Co. v. Thomas, 292 U.S. 426, 434 (1934).  In W.B. Worthen, the subject litigation was an Arkansas law providing that moneys paid to any Arkansas resident as the insured or beneficiary designated under an insurance policy, such as a life insurance policy, shall be exempt from liability or seizure under judicial process.  Id. at 429-30.  The Court struck down the Arkansas law under the Contract Clause, noting that the Arkansas law was not a temporary emergency measure.  Id. at 434.  The permanent nature of the Arkansas law was the key to the Supreme Court’s holding.  Id.  In a concurrence in the judgment, however, the “Four Horsemen” rejected the majority’s attempt to distinguish Blaisdell, arguing instead “that an emergency can [never] justify, or, what is really the same thing, can [never] furnish an occasion for justifying, a nullification of the constitutional restriction upon state power in respect of the impairment of contractual obligations.”  Id. at 434-35 (Sutherland, J., concurring in the judgment).

This dispute shows the uncertainties in determining whether, on balance, a state’s purpose in imposing a substantial impairment is “significant and legitimate” enough to justify the impairment.  However, with respect to the nuclear asset-recovery bonds, there is less cause for uncertainty.  The reason is that the deference to be given to a legislature’s determination of the need for a particular impairment depends in large part on whether the contract at issue is purely private or the state is itself a contracting party.  When the state is not a contracting party, courts generally defer to legislative judgment as to the necessity and reasonableness of a particular action.  See, e.g., Keystone Bituminous Coat Ass’n v. DeBenedictis, 480 U.S. 470, 474, 506 (1987) (upholding a law authorizing revocation of a coal mine operator’s mining permit as a reasonable and necessary response to the “devastating effects” of subsidence caused by underground mining).  In contrast, the Supreme Court has noted that such

(3)  The “Four Horsemen” were Justices Butler, McReynolds, Sutherland, and Van Devanter.

deference is “not appropriate” when a state is a contracting party.  U.S. Trust, 431 U.S. at 25-26.  When the state is itself a contracting party, a “stricter standard” of justification applies.  See, e.g., Energy Reserves, 459 U.S. at 412 n.14.  Indeed, in Energy Reserves, the Court noted that “[i]n almost every case, the Court has held a governmental unit to its contractual obligations when it enters financial or other markets.”  Id.

For instance, in U.S. Trust, the states of New York and New Jersey had covenanted that revenues and reserves securing certain bonds would not be depleted below a certain level.  431 U.S. at 25.  The states thereafter repealed that promise in order to finance new mass transit projects, claiming that the repeal was justified by the need to promote and encourage additional use of mass transportation in response to energy shortages and environmental concerns.  Id. at 28-29.  The Court ruled that the states’ action was nevertheless invalid under the Contract Clause because repeal of the covenant was “neither necessary to achievement of the plan nor reasonable in light of the circumstances.”  Id. at 29.  The Court stated that a modification less drastic than total repeal would have permitted the states to achieve their plan to improve commuter rail service, and, in fact, the states could have achieved that goal without modifying the covenant at all.  Id. at 30.  After all, the states “could discourage automobile use through taxes on gasoline or parking, for example, and use the revenues to subsidize mass transit projects.”  Id. at 30 n.29.

U.S. Trust contrasts the legislation at issue in that case with that in El Paso v. Simmons, 379 U.S. 497 (1965).  El Paso involves Texas legislation that limited the reinstatement rights of defaulting purchasers of land from the state to gains reasonably expected from the contract when the statute creating those rights was adopted.  Id. at 498-99.  As recounted in U.S. Trust, this older statute “had effects that were unforeseen and unintended by the legislature when originally adopted,” i.e., “speculators were placed in a position to obtain windfall benefits.”  431 U.S. at 31.  By limiting gains to those reasonably expected at the time of the prior statute’s enactment, Texas simply realigned the then-current situation with the parties’ original expectations.  U.S. Trust distinguishes El Paso because the need for mass transportation (the asserted purpose behind the new legislation) was not a new development and the likelihood that publicly owned commuter railroads would produce substantial deficits was well-known when the covenant was adopted.  Id. at 31-32.  Although public perception of the importance of mass transit undoubtedly grew between 1962, when the covenant was adopted, and 1974, when it was repealed, “these concerns were not unknown in 1962, and the subsequent changes were of degree and not of kind.”  Id. at 32.

U.S. Trust also distinguishes Faitoute Iron & Steel Co. v. City of Asbury Park, 316 U.S. 502 (1942), which was the “only time in this [20th] century that alteration of a municipal bond contract has been sustained.”  U.S. Trust, 431 U.S. at 27.  Faitoute involves a state municipal reorganization act under which bankrupt local governments could be placed in receivership by a state agency.  Pursuant to that act, the holders of certain municipal revenue bonds received new securities bearing lower interest rates and later maturities.  As recounted in U.S. Trust, Faitoute rejected the bondholders’ Contract Clause claims on the theory that the “old bonds represented only theoretical rights; as a practical matter the city could not raise its taxes enough to pay off its creditors under the old contract terms,” and thus the plan “enabled the city to meet its financial obligations more effectively.”  Id. at 28.  U.S. Trust emphasizes that the obligation in Faitoute was “discharged, not impaired” by the plan.  Id. (quoting Faitoute, 316 U.S. at 511).

This case law demonstrates that a state bears a substantial burden when attempting to justify an impairment of a contract to which it is a party.  As noted above, state contracts which are financial in nature do not involve reserved state policy powers and, “[i]n almost every case, the Court has held a governmental unit to its contractual obligations when it enters financial or other markets.”  Energy Reserves, 459 U.S. at 412 n.14.  A state action that impairs contracts to which it is a party must further a significant, legitimate and broad public purpose, not the interests of a narrow group; moreover, that public purpose must be served by a reasonable, necessary and carefully tailored measure, as “a State is not free to impose a drastic impairment when an evident and more moderate course would serve its purposes equally well.”  U.S. Trust, 431 U.S. at 31.

It is impossible to envision every possible exigency that may arise in the future and that may cause Florida to attempt to substantially impair the Rights to the Nuclear Asset-Recovery Property.  However, given the heavy burden on a state when it is a contracting party, as is the case here, we do not anticipate that the state will be able to meet its burden.

INJUNCTIVE RELIEF

In a Contract Clause challenge to Legislative Action alleged to cause an Impairment, the remedies which the plaintiff would be expected to seek include, inter alia, an injunction to prevent state officials from enforcing the provisions of such Legislative Action.  The Bondholders would be expected to seek both a preliminary injunction and a permanent injunction.  A preliminary injunction serves to delay the implementation of the Legislative Action pending the resolution of the court challenge, whereas a permanent injunction serves to prevent the implementation of the Legislative Action, once the court has resolved the merits of the litigation.

A.            Preliminary Injunction

A party may move for a preliminary injunction at the onset of litigation.  The purpose of a preliminary injunction is “to prevent the plaintiff from being injured” “where there is no adequate remedy at law.”  Reynolds v. Roberts, 207 F.3d 1288, 1299 (11th Cir. 2000).

The Eleventh Circuit, which includes Florida, has described when a court may grant a preliminary injunction:

A district court may grant injunctive relief only if the moving party shows that: (1) it has a substantial likelihood of success on the merits; (2) irreparable injury will be suffered unless the injunction issues; (3) the threatened injury to the movant outweighs whatever damage the proposed injunction may cause the opposing party; and (4) if issued, the injunction would not be adverse to the public interest.

Siegel v. Lepore, 234 F.3d 1163, 1176 (11th Cir. 2000) (en banc) (per curiam).  “The grant or denial of a preliminary injunction is a decision within the sound discretion of the district court,” and the district court’s exercise of that discretion is reviewed on appeal under the deferential “abuse of discretion” standard.  United States v. Lambert, 695 F.2d 536, 539 (11th Cir. 1983).

Here, the four factors for a preliminary injunction appear to be met.  No further analysis of the first factor regarding the “likelihood of success” is needed here because the Bondholders’ likelihood of success on a challenge under the Contract Clause has already been addressed supra.

As to the second factor, “[a] showing of irreparable harm is ‘the sine qua non of injunctive relief.’”  Ne. Fla. Chapter v. City of Jacksonville, Fla., 896 F.2d 1283, 1285 (11th Cir. 1990).    “An injury is ‘irreparable’ only if it cannot be undone through monetary remedies.”  Id.  A legal remedy may be inadequate or the injury may be irreparable because the amount of damages may be difficult or impossible to measure.  See, e.g., Multi-Channel TV Cable Co. v. Charlottesville Quality Cable Operating Co., 22 F.3d 546, 551 (4th Cir. 1994) (“Generally, ‘irreparable injury is suffered when monetary damages are difficult to ascertain or are inadequate.’” (quoting Danielson v. Local 275, 479 F.2d 1033, 1037 (2d Cir. 1973)). Furthermore, if an injury is of a continuing nature, such that, e.g., the Bondholders would be forced to sue for damages each time they suffer injury (e.g., every non-receipt of a scheduled interest payment), an injunction is warranted.  See Lee v. Bickell, 292 U.S. 415, 421 (1934)

(“[W]e are not in doubt [that] the multiplicity of actions necessary for redress at law [is] sufficient, without reference to other considerations, to uphold the remedy by injunction.”).

Here, we would anticipate that the Bondholders would face irreparable injury.  For starters, it is doubtful that the Bondholders (or the Trustee acting on their behalf) could obtain adequate money damages from Florida or its officials.  U.S. Trust, for instance, describes the difficulty of evaluating the impact of the repeal of the covenant at issue in that case upon the market price of the bonds.  The Supreme Court, after establishing that it could not ascertain with certainty whether the fluctuations in market price were caused by the repeal of the covenant and after noting that the bonds’ rating had not changed, determined that “no one can be sure precisely how much financial loss the bondholders suffered.”  431 U.S. at 19.  Furthermore, if Florida enacts Legislative Action that limits, alters, impairs, or reduces the value of the Nuclear Asset-Recovery Property or the Nuclear Asset-Recovery Charges, the Bondholders would suffer an injury of a continual nature, given the multiplicity of actions that would be necessary to redress every non-receipt of a scheduled interest payment.  Taken together, it seems as though the Bondholders could establish irreparable injury.

As to the third factor, we have no reason to believe that any damage the proposed injunction may cause to the State of Florida would outweigh the damage of the Legislative Action to the Bondholders.  The court will seek to tailor any injunction in order to minimize the harm to the state.  See Caron Found. of Fla., Inc. v. City of Delray Beach, 879 F. Supp. 2d 1353, 1373-74 (S.D. Fla. 2012).  Where the state’s harm is purely financial and calculable, then the state’s harm should not outweigh the harm to the plaintiffs.  See Gen. Motors Corp. v. Phat Cat Carts, Inc., 504 F. Supp. 2d 1278, 1287 (M.D. Fla. 2006) (granting the injunction because “Defendant’s losses, if any, from the injunction would be a loss of revenues that is easily calculable”).

As to the fourth factor, with respect to whether the injunction, if granted, would not be adverse to the public interest, the Eleventh Circuit has explained that “[t]he public has no interest in enforcing an unconstitutional [law].”  KH Outdoor, LLC v. City of Trussville, 458 F.3d 1261, 1272 (11th Cir. 2006).  Thus, if the court determines that the Bondholders have established a substantial likelihood that the challenged legislation is unconstitutional under the Contract Clause, then the “public interest” factor will counsel in favor of an injunction being issued.

Accordingly, the Bondholders would appear to satisfy these traditional requirements for preliminary injunctive relief.  Bearing in mind the equitable and discretionary nature of a preliminary injunction, we should expect the Bondholders to be able to obtain an injunction to delay Legislative Action that would violate the Contract Clause.

B.            Permanent Injunction

The analysis for whether a court will issue a permanent injunction is little different from the analysis for a preliminary injunction.  Indeed, as the Eleventh Circuit has explained, the test is “essentially the same” for a permanent injunction as it is for a preliminary injunction, “‘except that the plaintiff must show actual success on the merits instead of a likelihood of success.’”  Klay v. United Healthgroup, Inc., 376 F.3d 1092, 1097 (11th Cir. 2004) (quoting Siegel, 234 F.3d at 1213 (Carnes, J., dissenting)).

Because we should expect the Bondholders to be able to obtain a preliminary injunction (subject to the caveats described supra), we should also expect that they should be able to obtain a permanent injunction.  The only difference for a permanent injunction is that the Bondholders would need to await a ruling on the merits of their Contract Clause claim.  A permanent injunction would not be available until the Bondholders could show actual success on the merits.  In other words, once the district court rules in favor of the Bondholders on their Contract Clause claim, they should be entitled to a permanent injunction as well.  The State of Florida should thereby be permanently enjoined from enforcing the Legislative Action.

THE TAKINGS CLAUSE

The Takings Clause of the Fifth Amendment of the United States Constitution provides that private property shall not “be taken for public use, without just compensation.”  U.S. Const. amend. V.  The Takings Clause is made applicable to state action via the Fourteenth Amendment.  Webb’s Fabulous Pharmacies, Inc. v. Beckwith, 449 U.S. 155, 160 (1980).  The Takings Clause covers both tangible and intangible property.  Ruckelshaus v. Monsanto Co., 467 U.S. 986, 1003.  Rights under contracts can be property for purposes of the Takings Clause, Lynch v. United States, 292 U.S. 571, 577 (1934), but legislation that “disregards or destroys” contract rights does not always constitute a taking.  Connolly v. Pension Benefit Guar. Corp., 475 U.S. 211, 224 (1986).  Where intangible property is at issue, state law will determine whether a property right exists.  If a court determines that an intangible asset is property, a court will then consider whether the owner of the property interest had a “reasonable investment-backed expectation” that the property right would be protected.  PruneYard Shopping Ctr. v. Robins, 447 U.S. 74, 83 (1980).

The Supreme Court has suggested that the Takings Clause may be implicated by a diverse range of government actions, including when the government (a) permanently appropriates or denies all economically productive use of property;(4) (b) destroys property other than in response to emergency conditions;(5) or (c) reduces, alters, or impairs the value of property so as to unduly interfere with reasonable investment-backed expectations.(6)

The Supreme Court has identified two categories where regulatory action constitutes a per se taking: regulations that require an owner to suffer a permanent physical invasion of property, and regulations that deprive of the owner of all economically beneficial use of the property.  Lingle v. Chevron U.S.A., 544 U.S. 528, 538 (2005).  Outside these two narrow categories, challenges to regulations that interfere with protected property interests are governed by the three-part test set forth in Penn Central Transportation Co. v. City of New York, 438 U.S. 104, 124 (1978).  Under that test, a regulation constitutes a taking if it denies a property owner “economically viable use” of that property, which is determined by three factors: (1) the character of the governmental action; (2) the economic impact of the regulation on the claimant; and (3) the extent to which the regulation has interfered with distinct investment-backed expectations.  Id. at 124.

The first Penn Central factor requires the court to examine “the purpose and importance of the public interest reflected in the regulatory imposition” and “to balance the liberty interest of the private property owner against the Government’s need to protect the public interest through imposition of the restraint.”  Loveladies Harbor, Inc. v. United States, 28 F.3d 1171, 1176 (Fed. Cir. 1994).

The second factor incorporates the principle enunciated by Justice Holmes that “[g]overnment hardly could go on if to some extent values incident to property could not be diminished without paying for every such change in the general law.”  Pa. Coal Co. v. Mahon, 260 U.S.

(4)           See, e.g., Lucas v. S.C. Coastal Council, 505 U.S. 1003, 1015 (1992) (noting that regulatory action will be deemed a per se taking if it “denies all economically beneficial or productive use” of the property).

(5)           The emergency exception to the just compensation requirement of the Takings Clause often appears in cases involving the government’s activities during military hostilities.  See, e.g., Nat’l Bd. of Young Men’s Christian Ass’ns v. United States, 395 U.S. 85 (1969); United States v. Cent. Eureka Mining Co., 357 U.S. 155 (1958).  The emergency exception is not limited to wartime activities, however.  See, e.g., Miller v. Schoene, 276 U.S. 272 (1928) (no compensable taking where trees destroyed to prevent disease from spreading to other trees).

(6)           See, e.g., Penn Cent. Transp. Co. v. City of New York, 438 U.S. 104, 124 (1978) (noting that one consideration in the Takings Clause analysis is “the extent to which the regulation has interfered with distinct investment-backed expectations”).

393, 413 (1922).  However, “[n]ot every destruction or injury to property by governmental action has been held to be a ‘taking’ in the constitutional sense.”  Armstrong v. United States, 364 U.S. 40, 48 (1960).  For instance, diminution in property value alone does not constitute a taking, unless accompanied by serious economic harm.

The third factor is “a way of limiting takings recovery to owners who could demonstrate that they bought their property in reliance on a state of affairs that did not include the challenged regulatory regime.”  Loveladies, 28 F.3d at 1177.  The burden of showing such interference is a “heavy” one.  Keystone, 480 U.S. at 493.  Thus, a reasonable investment-backed expectation “must be more than a ‘unilateral expectation or an abstract need.’”  Ruckelshaus, 467 U.S. at 1005-06 (quoting Webb’s Fabulous, 449 U.S. at 161).  Further, “legislation readjusting rights and burdens is not unlawful solely because it upsets otherwise settled expectations.”  Usery v. Turner Elkhorn Mining Co., 428 U.S. 1, 16 (1976).  “[T]he fact that legislation disregards or destroys existing contractual rights does not always transform the regulation into an illegal taking.”  Connolly, 475 U.S. at 224 (citation omitted).  In order to sustain a claim under the Takings Clause, the private party must show that it had a “reasonable expectation” at the time the contract was entered that it “would proceed without possible hindrance” from changes in government policy.  Chang v. United States, 859 F.2d 893, 897 (Fed. Cir. 1988).

We are not aware of any case law which addresses the applicability of the Takings Clause in the context of an exercise by a state of its police power to abrogate or impair contracts otherwise binding on the state.  The outcome of any claim that interference by the State of Florida with the value of the Nuclear Asset-Recovery Property without compensation is unconstitutional would likely depend on factors such as the state interest furthered by that interference and the extent of financial loss to the Bondholders caused by that interference, as well as the extent to which courts would deem that the Bondholders had a reasonable expectation that changes in government policy and regulation would not interfere with their investment.  With respect to this latter factor, we note that Fla. Stat. § 366.95 expressly provides for the creation of Nuclear Asset-Recovery Property in connection with the sale of the Nuclear Asset-Recovery Property to the Issuer, and further provides that the Financing Order, once final, is irrevocable.  Moreover, through the State Pledge, Florida has “pledge[d] to and agree[d] with bondholders, the owners of the nuclear asset-recovery property, and other financing parties” not to impair the value of such Nuclear Asset-Recovery Property.  Fla. Stat. § 366.95(11)(b).  Considering the circumstances, the Bondholders have reasonable investment expectations with respect to their investments in the Bonds.

Based on our analysis of relevant judicial authority, it is our opinion, as set forth above, subject to all of the qualifications, limitations and assumptions set forth in this letter, that,

under the Takings Clause, a reviewing court would likely hold that the State of Florida would be required to pay just compensation to Bondholders if Florida’s repeal or amendment of Fla. Stat. § 366.95 or the Commission’s amendment or revocation of the Financing Order, or the taking of any other action by Florida or the Commission in contravention of the State Pledge: (1) constituted a permanent appropriation of a substantial property interest of the Bondholders in the Nuclear Asset-Recovery Property or denied all economically productive use of the Nuclear Asset-Recovery Property; (2) destroyed the Nuclear Asset-Recovery Property other than in response to emergency conditions; or (3) substantially reduced, altered, or impaired the value of the Nuclear Asset-Recovery Property so as to unduly interfere with the reasonable expectations of the Bondholders arising from their investments in the Bonds.  In determining what is an undue interference, a court would consider the nature of the governmental action and weigh the public purpose served thereby against the degree to which it interferes with the legitimate property interests and distinct investment-backed expectations of the Bondholders.  There can be no assurance, however, that any such award of just compensation would be sufficient to pay the full amount of principal of and interest on the Bonds.

* * *

The scope of this letter is limited to the federal laws of the United States of America.  We note that the judicial analysis of issues relating to the Contract Clause and the Takings Clause has typically proceeded on a case-by-case basis and that the court’s determination is typically strongly influenced by the facts and circumstances of the particular case.  We further note that, except as explained supra, there are no reported controlling judicial precedents that are directly on point.  Our analysis is necessarily a reasoned application of judicial decisions involving similar or analogous circumstances.  Moreover, the application of equitable principles (including the availability of injunctive relief) is subject to the discretion of the court.  We cannot predict the facts and circumstances that will be present in the future and may be relevant to the exercise of such discretion.  Consequently, there can be no assurance that a court will follow our reasoning or reach the conclusions that current judicial precedent supports.  It is our and your understanding that none of the foregoing opinions is intended to be a guaranty as to what a particular court would actually hold; instead, each such opinion is only an expression as to the decision a court ought to reach if the issue were properly prepared and presented to it and the court followed what we believe to be the applicable legal principles under existing judicial precedent.  The recipients of this letter should take these considerations into account in analyzing the risks associated with the subject transaction.

While a copy of this letter may be posted to an internet website required under Rule 17g-5 under the Securities and Exchange Act of 1934, as amended, and maintained by DEF solely for the purpose of complying with such rule, this letter is solely for your benefit in connection with the transactions described supra and may not be quoted, used or relied upon by, nor may copies be delivered to, any other person (including without limitation, any governmental or regulatory agency and all purchasers of Bonds other than the underwriters named in [Schedule II of the Underwriting Agreement]), nor may you rely on this letter for any other purpose, without our prior written consent.

This letter is being delivered solely for the benefit of the persons to whom it is addressed; accordingly, it may not be quoted, filed with any governmental authority or other regulatory agency or otherwise circulated or utilized for any other purpose without our prior written consent.  We hereby consent to the filing of this letter as an exhibit to the Registration Statement filed with the Securities and Exchange Commission on          , 2016, and to all references to our firm included in or made a part thereof.  In giving the foregoing consents, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the related rules and regulations.  We assume no obligation to update or supplement this letter to reflect any facts or circumstances which may hereafter come to our attention with respect to the opinions or statements expressed above, including any changes in applicable law which may hereafter occur.

Sincerely,

Hunton & Williams LLP

Schedule A

Duke Energy Florida, LLC

Duke Energy Florida Project Finance, LLC

Guggenheim Securities, LLC

RBC Capital Markets, LLC

as Representatives of the several Underwriters

Moody’s Investors Service, Inc.

Standard & Poor’s Rating Services, a division of The McGraw-Hill Companies, Inc.

Fitch Ratings